FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 26 April, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2023 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2023 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt, Free Cash Flow and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 26, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2023 in comparison with its results for the quarter ended March 31, 2022.

Summary of 2023 First Quarter Results

(Comparison with fourth and first quarter of 2022)

	1Q 2023	4Q 2022		1Q 2022
Net sales ($ million)	4,141	3,620	14%	2,367	75%
Operating income ($ million)	1,351	1,013	33%	484	179%
Net income ($ million)	1,129	803	41%	503	124%
Shareholders’ net income ($ million)	1,129	807	40%	503	124%
Earnings per ADS ($)	1.91	1.37	40%	0.85	124%
Earnings per share ($)	0.96	0.68	40%	0.43	124%
EBITDA ($ million)	1,477	1,269	16%	627	135%
EBITDA margin (% of net sales)	35.7%	35.1%		26.5%

Our sales in the first quarter reached a record level with a 75% increase year on year. Shipments reached the highest level in 15 years. Compared to the fourth quarter, we had increases in sales of OCTG and line pipe for offshore projects around the world and a peak of shipments to a large pipeline project in Argentina, while sales for shale operations in North America and Argentina remained stable. Our EBITDA and net income also exceeded previous levels.

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Our free cash flow rose strongly to $804 million as we stabilized our inventories and reduced our operating working capital days to 124, compared to the 141 days we had in the first quarter of 2022. We ended the quarter with a net cash position of $1,736 million.

Market Background and Outlook

Oil prices declined in the first quarter on concerns about a recovery in demand amid a slowing global economy, before recovering above $80 per barrel when OPEC announced production cuts. Natural gas prices have also fallen on relatively low consumption reflecting a benign Northern Hemisphere winter and a reduction in industrial demand in Europe. While internationally traded LNG prices remain robust, North American gas prices have fallen to low levels.

In North America, oil and gas drilling activity has declined slightly in the United States and may decline further in natural gas focused plays but should be supported by current oil price levels. In South America, offshore drilling projects move forward in Brazil and Guyana but onshore drilling in Colombia and Ecuador has been affected by political and security concerns. In the Eastern Hemisphere, drilling activity continues to increase particularly in the Middle East and offshore regions.

Following our record results in the first quarter, we expect that our sales and margins will remain at good levels but show gradual, sequential declines in the rest of the year. While sales in the Eastern Hemisphere are expected to consolidate above Q1 levels, sales in the Americas will be affected by lower prices and the marginal reduction in US drilling activity. In addition, further investment in pipeline projects in Argentina will be subject to high levels of uncertainty reflecting the current economic and political situation. On the other hand, cash flow from operations should continue to increase during the year.

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Analysis of 2023 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2023	4Q 2022			1Q 2022
Seamless	840	809	4%	772	9%
Welded	283	156	81%	50	460%
Total	1,123	965	16%	822	37%

Tubes	1Q 2023	4Q 2022		1Q 2022
(Net sales - $ million)
North America	2,229	2,105	6%	1,347	65%
South America	975	802	22%	348	180%
Europe	252	185	36%	232	8%
Asia Pacific, Middle East and Africa	519	373	39%	276	88%
Total net sales ($ million)	3,975	3,466	15%	2,203	80%
Operating income ($ million)	1,312	980	34%	471	179%
Operating margin (% of sales)	33.0%	28.3%		21.4%

Net sales of tubular products and services increased 15% sequentially and 80% year on year. Volumes increased 16% sequentially and 37% year on year while average selling prices decreased 2% sequentially but increased 32% year on year. In North America sales increased 6% sequentially, thanks to higher offshore sales in the Gulf of Mexico and of line pipe in the United States. In South America sales increased 22% sequentially, due to higher sales for pipelines in Argentina and higher offshore OCTG sales in Brazil. In Europe sales increased 36% due to higher sales of line pipe and OCTG for offshore projects in the North Sea. In Asia Pacific, Middle East and Africa, sales increased 39% thanks to higher sales of offshore line pipe and higher sales of OCTG in Saudi Arabia.

Operating income from tubular products and services amounted to $1,312 million in the first quarter of 2023, compared to $980 million in the previous quarter and $471 million in the first quarter of 2022. In the previous quarter, Tubes operating income included a $63 million impairment charge. Despite the decline in average selling prices, margins increased following a decline in prices of raw materials and energy, a decline in depreciations and a positive volume effect with a better absorption of fixed costs.

Others	1Q 2023	4Q 2022		1Q 2022
Net sales ($ million)	167	154	8%	164	2%
Operating income ($ million)	40	33	20%	13	202%
Operating margin (% of sales)	23.8%	21.4%		8.0%

Net sales of other products and services increased 8% sequentially and 2% year on year. The sequential increase in sales is mainly related to higher sales of: sucker rods, pipes for civil and industrial installations in Europe, oilfield services in Argentina and coiled tubing, partially offset by lower sales of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, amounted to $487 million, or 11.8% of net sales, in the first quarter of 2023, compared to $455 million, 12.6% in the previous quarter and $365 million, 15.4% in the first quarter of 2022. Sequentially, our SG&A expenses increased mainly due to higher selling expenses associated with higher sales and higher labor costs, however, they decreased as a percentage of sales due to the better absorption of the fixed and semi-fixed components of SG&A expenses on higher sales.

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Other operating results amounted to a gain of $5 million in the first quarter of 2023, compared to a loss of $12 million in the previous quarter and a gain of $4 million in the first quarter of 2022.

Financial results amounted to a gain of $21 million in the first quarter of 2023, compared to a gain of $36 million in the previous quarter and a loss of $1 million in the first quarter of 2022. The sequential decline was mainly due to lower net foreign exchange gains.

Equity in earnings of non-consolidated companies generated a gain of $53 million in the first quarter of 2023, compared to a gain of $13 million in the previous quarter and a gain of $88 million in the first quarter of 2022. Results from non-consolidated companies are mainly derived from our participation in Ternium (NYSE:TX).

Income tax charge amounted to $296 million in the first quarter of 2023, compared to $258 million in the previous quarter and $67 million in the first quarter of 2022. Taxes increased during the quarter due to the better results at several subsidiaries.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2023 was $921 million, compared with net cash provided by operations of $524 million in the previous quarter and net cash used in operation of $27 million in the first quarter of 2022. Working capital increased by $461 million during the quarter, mainly reflecting higher trade receivables, following the increase in sales.

Capital expenditures amounted to $117 million for the first quarter of 2023, compared to $108 million in the previous quarter and $67 million in the first quarter of 2022.

During the quarter we had a positive free cash flow of $804 million, compared to $416 million in the previous quarter and negative free cash flow of $94 million in the first quarter of 2022.

Our positive net cash position increased to $1.7 billion at March 31, 2023, compared to $0.9 billion at December 31, 2022.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 27, 2023, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/vevoju38

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BIfaa0709b82724e6b87e2634c1546ac49

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Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at:

ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

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Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
	Unaudited
Net sales	4,141,181	2,367,041
Cost of sales	(2,307,779)	(1,521,942)
Gross profit	1,833,402	845,099
Selling, general and administrative expenses	(487,347)	(364,922)
Other operating income (expense), net	5,299	4,077
Operating income	1,351,354	484,254
Finance Income	47,887	8,825
Finance Cost	(31,545)	(1,835)
Other financial results	4,477	(8,108)
Income before equity in earnings of non-consolidated companies and income tax	1,372,173	483,136
Equity in earnings of non-consolidated companies	53,006	87,604
Income before income tax	1,425,179	570,740
Income tax	(295,972)	(67,307)
Income for the period	1,129,207	503,433

Attributable to:
Shareholders' equity	1,128,627	502,774
Non-controlling interests	580	659
	1,129,207	503,433

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Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2023		At December 31, 2022
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,558,141		5,556,263
Intangible assets, net	1,331,221		1,332,508
Right-of-use assets, net	112,363		111,741
Investments in non-consolidated companies	1,597,442		1,540,646
Other investments	381,994		119,902
Deferred tax assets	228,501		208,870
Receivables, net	231,458	9,441,120	211,720	9,081,650
Current assets
Inventories, net	3,991,501		3,986,929
Receivables and prepayments, net	174,846		183,811
Current tax assets	224,397		243,136
Trade receivables, net	2,834,369		2,493,940
Derivative financial instruments	30,433		30,805
Other investments	1,081,141		438,448
Cash and cash equivalents	861,494	9,198,181	1,091,527	8,468,596
Total assets		18,639,301		17,550,246
EQUITY
Shareholders' equity		15,065,074		13,905,709
Non-controlling interests		129,454		128,728
Total equity		15,194,528		14,034,437
LIABILITIES
Non-current liabilities
Borrowings	56,739		46,433
Lease liabilities	82,118		83,616
Deferred tax liabilities	329,861		269,069
Other liabilities	233,499		230,142
Provisions	103,215	805,432	98,126	727,386
Current liabilities
Borrowings	536,907		682,329
Lease liabilities	32,481		28,561
Derivative financial instruments	6,831		7,127
Current tax liabilities	509,460		376,240
Other liabilities	335,835		260,614
Provisions	14,053		11,185
Customer advances	136,172		242,910
Trade payables	1,067,602	2,639,341	1,179,457	2,788,423
Total liabilities		3,444,773		3,515,809
Total equity and liabilities		18,639,301		17,550,246

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Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
	Unaudited
Cash flows from operating activities
Income for the period	1,129,207	503,433
Adjustments for:
Depreciation and amortization	125,453	143,076
Income tax accruals less payments	188,856	6,915
Equity in earnings of non-consolidated companies	(53,006)	(87,604)
Interest accruals less payments, net	(3,700)	(1,300)
Changes in provisions	7,957	6,888
Changes in working capital	(460,557)	(591,821)
Currency translation adjustment and others	(13,440)	(6,191)
Net cash provided by (used in) operating activities	920,770	(26,604)

Cash flows from investing activities
Capital expenditures	(117,088)	(66,934)
Changes in advance to suppliers of property, plant and equipment	33	(18,565)
Proceeds from disposal of property, plant and equipment and intangible assets	4,796	4,819
Changes in investments in securities	(890,636)	109,236
Net cash (used in) provided by investing activities	(1,002,895)	28,556

Cash flows from financing activities
Payments of lease liabilities	(10,758)	(15,678)
Proceeds from borrowings	559,274	268,143
Repayments of borrowings	(679,892)	(256,144)
Net cash used in financing activities	(131,376)	(3,679)

Decrease in cash and cash equivalents	(213,501)	(1,727)

Movement in cash and cash equivalents
At the beginning of the period	1,091,433	318,067
Effect of exchange rate changes	(16,518)	(2,021)
Decrease in cash and cash equivalents	(213,501)	(1,727)
	861,414	314,319

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Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
Income for the period	1,129,207	503,433
Income tax charge	295,972	67,307
Equity in earnings of non-consolidated companies	(53,006)	(87,604)
Financial Results	(20,819)	1,118
Depreciation and amortization	125,453	143,076
EBITDA	1,476,807	627,330

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

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(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
Net cash provided by operating activities	920,770	(26,604)
Capital expenditures	(117,088)	(66,934)
Free cash flow	803,682	(93,538)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2023	2022
Cash and cash equivalents	861,494	315,399
Other current investments	1,081,141	354,104
Non-current investments	375,677	233,988
Derivatives hedging borrowings and investments	11,680	6,662
Current borrowings	(536,907)	(340,121)
Non-current borrowings	(56,739)	(7,905)
Net cash / (debt)	1,736,346	562,127

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Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2023	2022
Inventories	3,991,501	3,032,127
Trade receivables	2,834,369	1,718,058
Customer advances	(136,172)	(96,905)
Trade payables	(1,067,602)	(1,006,132)
Operating working capital	5,622,096	3,647,148
Annualized quarterly sales	16,564,724	9,468,164
Operating working capital days	124	141

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